3/31/05



SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COM.
RECEIVED
MAR 3 1 2005
DIVISION OF MARKET REGULATION

VF 4-28-05

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SEC FILE NUMBER
8-66547

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2004 AND ENDING 12/31/2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Arclight Securities. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St. # 1519
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Prendergast
(Name) (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAY 0 6 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

The accompanying notes are an integral part of these financial statements

OATH OR AFFIRMATION

I, James Prendergast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Arclight Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Prendergast

____

_______________________________ Signature

Managing Member Arclight Securities LLC Title

3/30/05 Date

Subscribed and sworn to before me this

30 day of March, 2005

____
Notary Public


"OFFICIAL SEAL"
BELINDA S. LENTZ
Notary Public, State of Illinois
My Commission Expires 4/9/06

This report** contains (check all applicable boxes)

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income (Loss)
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x] (o) Independent Auditors' Report on Internal Accounting Control
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

ARCLIGHT SECURITIES, LLC
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE SIX MONTH PERIOD FROM
JULY 1, 2004 TO DECEMBER 31, 2004

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Members
Arclight Securities, LLC

We have audited the accompanying statement of financial condition of Arclight Securities, LLC (an Illinois limited liability company) as of December 31, 2004 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the six month period from July 1, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arclight Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the six month period from July 1, 2004 to December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja & Company, LLC

Glendale Heights, Illinois
March 21, 2005

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	ARCLIGHT SECURITIES, LLC	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/04	99
SEC FILE NO.	**8-66547**	98
Consolidated		198
Unconsolidated	X	199

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 3,601	200			$ 3,601	750
2. Receivables from brokers or dealers:							
A. Clearance account		4,727,918	295				
B. Other		-	300	$	550	4,757,588	810
3. Receivables from non-customers		-	355		600		830
4. *Securities and spot commodities owned, at market value:*							
A. Exempted securities			418				
Debt securities		-	419				
Options		-	420				
Other securities		848,247	424				
Spot commodities		-	430			848,247	850
5. Securities and/or other investments							
A. At cost	$ 10,000 130						
B. At estimated fair value			440	10,000	610	10,000	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities $	150						
B. Other securities $	160						
7. Secured demand notes market value of collateral:			470		640		890
A. Exempted securities $	170						
B. Other securities $	180						
8. *Memberships in exchanges:*							
A. Owned, at market $	190						
B. Owned , at cost				640,000	650		
C. Contributed for use of the company, at market value					660	640,000	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	5,366	680	5,366	920
11. Other assets			535	-	735	-	930
12. TOTAL ASSETS		$ 5,579,766	540	$ 655,366	740	$ 6,264,802	940

The accompanying notes are an integral
part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$		1045 $		1255 $		1470
14. Payable to brokers or dealers:							
A. Clearance account		-	1114	-	1315	-	1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155	-	1355	-	1610
16. Securities sold not yet purchased, at market value				3,788,150	1360	3,788,150	1620
17. Accounts payable, accrued liabilities, expenses and other			1205	13,221	1385	13,221	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1(d)) of	980						
B. Securities borrowings, at market value: from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. -Includes equity subordination (15c3-a(d)) of	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES	$		1230 $	3,801,371	1450 $	3,801,371	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$ 1020)		2,463,431	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			2,463,431	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	6,264,802	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC

For the period (MMDDY\	01/01/04	3932 to	12/31/04	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an e:	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-	3945
b. From all other trading		224,631	3949
c. Total gain (loss)		224,631	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue		(126,949)	3990
7. Fees for account supervision, investment company shares			3975
8. Other revenue		32,547	3995
9. Total revenue	$	130,229	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi			$		4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other broker-dealers				8,265	4140
13. Interest expense				5,087	4075
a. Includes interest on accounts subject to subordinat		4070			
14. Regulatory fees and expenses				2,840	4195
15. Other expenses				20,606	4100
16. Total expenses			$	36,798	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16)			$	93,431	4210
18. Provision for Federal Income taxes (for parent only)					4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	93,431	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi	$		4211

The accompanying notes are an intregal
part to these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC

For the period (MMDDY' 01/01/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$	0	4240
A. Net income (loss)				93,431	4250
B. Additions (Includes non-conforming capital of	$	4262	)	2,370,000	4260
C. Deductions (Includes non-conforming capital of		4272	)	0	4270
2. Balance, end of period (From item 1800)			$	2,463,431	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		4330

The accompanying notes are an integral part of these financial statements

ARCLIGHT SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIOD FROM JULY 1, 2004 TO DECEMBER 31, 2004

CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 93,431
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	400
(Increase)/decrease in assets	
Receivable from brokers or dealers-clearance	(4,757,588)
Securities	(848,247)
Increase/(decrease) in liabilities	
Accounts payable	13,221
Securities sold not yet purchased	3,788,150
	(1,710,633)
CASH APPLIED TO INVESTING ACTIVITIES	
Purchase of membership seats	(640,000)
Purchase of JBO stock	(10,000)
Purchase of fixed assets	(5,766)
	(655,766)
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES	
Member contributions	2,370,000
Member distributions	0
	2,370,000
NET DECREASE IN CASH	3,601
CASH AT BEGINNING OF PERIOD	0
CASH AT END OF PERIOD	$ 3,601
INTEREST PAID	$ 5,087

The accompanying notes are an integral part of these financial statements

ARCLIGHT SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD FROM JULY 1, 2004 TO DECEMBER 31, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Arclight Securities, LLC (the "Company"), an Illinois limited liability company, was formed on May 25, 2004 and commenced activities on July 1, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company primarily engages in the proprietary trading of exchange-traded equity securities, equity and index options, and futures contracts.

As a limited liability company, the Company has a finite life and will cease to exist on January 1, 2015, unless the term is extended by amendment to the Operating Agreement, or unless the Company is sooner dissolved, and its affairs wound up in accordance with the Illinois Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value, with the exception of the membership seats as discussed in Note 7.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. U.S. generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the company's financial position at December 31, 2004, nor material to the results of its operations for the period then ended.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fixed Assets and Depreciation

The cost of property and equipment is depreciated on a straight-line basis over the estimated useful lives of the related assets. The useful lives of fixed assets for purposes of computing depreciation are as follows:

Equipment	5 years

Fixed assets consist of computer equipment. Original cost of this equipment was $5,766. Depreciation expense of property and equipment charged to operations was $400 for the six month period from July 1, 2004 to December 31, 2004.

NOTE 2 – FAIR VALUE OF FINANCIAL INSRUMENTS

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with the related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at quoted market value, which approximates fair value.

NOTE 3 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The Company did not engage in options trading during the six month period from July 1, 2004 to December 31, 2004.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company *to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur.* The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

At December 31, 2004, a significant credit concentration existed in the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

The Company is engaged in various trading and brokerage activities with counter parties, primarily broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2004, the Company's net capital as computed pursuant to the rules of the Chicago Board of Options Exchange was $831,467, which was $831,467 more than the minimum net capital requirement of $100,000.

NOTE 6 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Spear, Leeds & Kellogg (Spears). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of Spears. The Company's investment in Spears is reflected as investment in broker-dealer in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Spears, exclusive of its preferred stock investment.

NOTE 7 – MEMBERSHIP SEATS

During 2004, the Company purchased 2 membership seats on the Chicago Board of Options Exchange (the exchange). As required by the rules of the exchange, these seats are carried at historic cost. The cost of these 2 seats totaled $$640,000. The Company received income in the amount of $23,308 for the lease of these 2 seats during the 6 month period from July 1, 2004 to December 31, 2004.

NOTE 8 – OPERATING LEASES

The Company leases its office on a month-to-month basis. Office lease expense totaled $11,221 for the year ended December 31, 2004.

NOTE 9 – INCOME TAXES

No provision or credit has been made for federal income taxes, as the Company has elected S Corporation status for taxation purposes and all federal tax consequences at taxed directly to the individual members.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	2,463,431	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				2,463,431	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	2,463,431	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 655,366	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities proprietary capital charges	70,000	3600			
	D. Other deductions and/or charges		3610		(725,366)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				1,738,065	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	553,404	3734			
	D. Undue Concentration	353,194	3650			
	E. Other (List) Loss To Convert	0	3736		(906,598)	3740
10.	Net Capital			$	831,467	3750

NON-ALLOWABLE ASSETS

Investment in broker/dealer	$ 10,000
Membership seats at cost	640,000
Fixed assets, net of accumulated depreciation	5,366
	$ 655,366

Differences between audited financial statements and Company's unaudited FOCUS report, as filed:

Net capital per unaudited focus report	$ 845,670
Add: Adjust membership seats to cost $270,000 + $370,000	15,000
Less: Record fixed assets	(5,766)
Add: Adjustments to income	1,106
Less: Additional accrued expenses	(13,221)
Less: Rental expense	(11,322)
Net capital per audited financial statements	$ 831,467

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	731,467	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	831,467	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. market value of securities borrowed for which no equivalent value is paid or credited			3810			
C. Other unrecorded amounts(List)			3820	$ (		3830
19. Total aggregate indebtedness				$	0.0	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)				%	0.0	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)				%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ARCLIGHT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The company did not handle any customer cash or securities for the six month period from July 1,2004 to December 31, 2004, and does not have any customer accounts.

ARCLIGHT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The Company did not handle any proprietary accounts of introducing brokers during the six month period from July 1, 2004 to December 31, 2004 and does not have any PAIB accounts.

ARCLIGHT SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2004

The Company did not handle any customer cash or securities during the six month period from July 1, 2004 to December 31, 2004 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 • Phone (630) 790-4269 • Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Arclight Securities, LLC

In planning and performing our audit of the financial statements of Arclight Securities, LLC for the six month period from July 1, 2004 to December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, during our study and evaluation we noted a matter that we consider a material deficiency as defined above.

The Company had not yet completed formalizing its bookkeeping system to record financial transactions, track activities and report on the results of business operations on a regular, timely basis. The Company is currently taking steps to remedy this matter to ensure it does not reoccur.

These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Arclight Securities, LLC for the six month period from July 1, 2004 to December 31, 2004, and this report does not affect our report thereon dated March 21, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, with the exception of the matter explained above, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board of Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio, Veraja + Company, LLC

Glendale Heights, Illinois
March 21, 2005